Exhibit 1.03

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Enters Japan Market with Launch of New Online Game

Minna de Battle Begins Closed Beta Testing in Japan

BEIJING, ATLANTA – Oct. 22, 2007 – CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and a pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today it is entering the online games market in Japan, through CDC Games Japan K.K., a subsidiary of CDC Games International (CGI), with the beginning of closed beta testing of Minna de Battle, its new multiplayer online action game.

CDC Games entrance into Japan, one of the world’s largest online markets, is the latest move in its strategy to expand internationally. As previously announced, CGI launched operations in the U.S. under a new business unit called CDC Games USA last month. Already, CGI has sub-licensing agreements for publishing five new games with leading online games providers throughout Southeast Asia and Taiwan. CDC Games also has a strong roster of games including Yulgang, Eve Online, Special Force, SHAIYA, Shine Online, and Mir III, all commercially available in China. In addition, The Lord of the Rings Online™: Shadows of Angmar™, Dragonsky, Stone Age 2, ChaosGem, Come on Baby, and Red Blood are planned for launch in China.

“We are very excited to launch our first online game in Japan,” said Jeffrey Longoria, president of CDC Games International. “Along with our recent launch of our U.S. operations, our plans to offer five new games for southeast Asia and Taiwan and our strong games pipeline, we are positioning ourselves to become one of the leading global online games companies with a broad and diversified international games portfolio.”

Developed by Korea-based Nimonix and licensed through Gretech Corp., the free-to-play, pay-for-merchandise 3D online action game features a range of Martial Arts Skills (Taekwondo, Kung Fu, Boxing, Kobudo), boasting simple gameplay with support for gamepad input devices. Game modes include Team Play, Battle Mode, and Rumble Mode.

Minna de Battle, also known as Gemfighter outside of Japan, is already in commercial operation in Korea and the United States. In Korea, Gemfighter (Minna de Battle) has reported 1.5 million registered users. The Minna de Battle website (http://www.minbat.jp/) is now live and available for closed beta registration and download of the game in Japan. The game is expected to begin open beta next month with general commercial availability later in 2007.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 100 million registered users. The company’s hit title Yulgang was among the first “free-to-play, pay-for-merchandise” online games in China and has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for three consecutive years, in 2005, 2006 and 2007. Currently, CDC Games offers six popular MMO online games in China that includes: Yulgang, Shaiya, Special Force, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.  CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources.  In August 2007, CDC Games formed a new subsidiary called CDC Games International (CGI) and CDC Games USA to launch new games internationally and to position CDC Games as a global publisher of online games. For more information on CDC Games, visit: .

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the future growth by CDC Games in Japan and CDC Games International, the ability to successfully publish additional games with online games providers, the ability to become a leading global online games company, the timing of open beta testing and commercial availability of Minna de Battle and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the future growth of the online gaming industry, the introduction of competitive products and technology, and the attractiveness of the products in the CDC Games portfolio. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise